UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Huntington Strategy Shares

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2960 North Meridian Street, Suite 300

Indianapolis, Indiana 46208

Telephone Number (including area code):

800-544-8347

Name and address of agent for service of process:

Leslie K. Klenk, Esq. Bernstein Shur 100 Middle Street, P.O. 9729 Portland, Maine 04104-5029	R. Jeffrey Young Huntington Asset Services, Inc. 2960 North Meridian Street, Suite 300 Indianapolis, Indiana 46208

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Indianapolis and the State of Indiana on the 19th day of November, 2010.

Huntington Strategy Shares

		By:	/s/ R. Jeffrey Young
R. Jeffrey Young
Chief Executive Officer
Attest:	/s/ David R. Carson
David R. Carson
Chief Compliance Officer